Filed pursuant to Rule 433

Registration Statement No. 333-203445

The Export-Import Bank of Korea

US$400,000,000 2.125% Notes due 2021 (the “Notes”)

February 2, 2016

Issuer	The Export-Import Bank of Korea

Issue Currency	U.S. Dollar (US$)

Issue Size	US$400,000,000

Maturity Date	February 11, 2021

Settlement Date	On or about February 11, 2016, which will be the seventh business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next three succeeding business days, because the Notes will initially settle in T+7, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	2.125% per annum (first interest payment will be made on August 11, 2016 and thereafter payable semi-annually)

Day Count	30/360 (interest on the Notes will accrue from February 11, 2016)

Interest Payment Dates	February 11 and August 11 of each year, commencing on August 11, 2016. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

Public Offering Price	99.745%

Gross Proceeds	US$398,980,000

Underwriting Discounts	0.300%

Net Proceeds (after deducting underwriting discounts but not estimated expenses)	US$397,780,000

Denominations	US$200k/1k

Use of Proceeds	The Issuer will use the net proceeds from the sale of the Notes to extend loans to fund, in whole or in part, projects that promote the transition to low-carbon and climate resilient growth.

CUSIP	302154 BZ1

ISIN	US302154BZ10

Format	The Notes will be registered with the U.S. Securities and Exchange Commission.

Listing	Approval in-principle has been received from the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes.

Governing Law	New York

Joint Bookrunners and Lead Managers	Credit Agricole Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Fiscal Agent	The Bank of New York Mellon

This Final Term Sheet should be read in conjunction with the prospectus dated June 11, 2015, as supplemented by the preliminary prospectus supplement dated February 2, 2016 (the “Preliminary Prospectus Supplement”), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-294-1322.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/873463/000119312516446705/d117680d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.